UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

En Pointe Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
29247F-10-8
(CUSIP Number)
Attiazaz (“Bob”) Din
Naureen Din
Mediha M. Din
18701 S. Figueroa Street
Gardena, California 90248

With a copy to:
Barry M. Abelson, Esquire
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, Pennsylvania 19103
(215) 981-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29247F-10-8

1	NAMES OF REPORTING PERSONS Attiazaz (“Bob”) Din

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC; PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		756,802*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		756,802*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

756,802*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% (based on shares outstanding as of December 31, 2008)

14	TYPE OF REPORTING PERSON

IN
* Excludes 756,802 shares of common stock owned by Naureen Din, Mr. Din’s husband and a reporting person on this Schedule 13D, including options to purchase 175,000 shares that were exercisable within 60 days of March 11, 2009. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Din has disclaimed beneficial ownership of such shares.

CUSIP No.	29247F-10-8

1	NAMES OF REPORTING PERSONS Naureen Din

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC; PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		756,802**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		756,802**

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

756,802**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% (based on shares outstanding as of December 31, 2008)

14	TYPE OF REPORTING PERSON

IN
** Excludes 756,802 shares of common stock owned by Attiazaz Din, Mrs. Din’s husband and a reporting person on this Schedule 13D, including options to purchase 175,000 shares that were exercisable within 60 days of March 11, 2009. Pursuant to Rule 13d-4 of the Exchange Act, Mrs. Din has disclaimed beneficial ownership of such shares.

CUSIP No.	29247F-10-8

1	NAMES OF REPORTING PERSONS Mediha M. Din

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		485,912

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		485,912

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	485,912

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8% (based on shares outstanding as of December 31, 2008)

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer
This statement relates to shares of common stock, $0.001 par value (“Common Stock”), of En Pointe Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 18701 S. Figueroa Street, Gardena, California 90248.
Item 2. Identity and Background
(a)-(c) Attiazaz “Bob” Din (“Mr. Din”) is a Director of the Issuer and also serves as the Chief Executive Officer and the President of the Issuer. His business address is 18701 S. Figueroa Street, Gardena, California 90248.
Naureen Din (“Mrs. Din”) is the wife of Mr. Din. Mrs. Din is a Director of the Issuer. Her business address is 18701 S. Figueroa Street, Gardena, California 90248.
Mediha M. Din (“Mediha Din” and, together with Mr. Din and Mrs. Din, the “Reporting Persons”) is the daughter of Mr. Din and Mrs. Din. Mediha Din is a teacher. Her business address is 18701 S. Figueroa Street, Gardena, California 90248.
(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.
(f) Each of the Reporting Persons is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The shares of Common Stock beneficially owned by the Reporting Persons were acquired either by Mr. Din and Mrs. Din as founders of the Issuer, as compensation for Mr. Din’s services to the Issuer, through open market purchases or private transactions using personal funds, or, in the case of Mediha Din, by transfer from Mr. and Mrs. Din.
The disclosure under Item 4 below is also incorporated herein by reference.
Item 4. Purpose of Transaction
The Reporting Persons originally acquired the shares of Common Stock reported herein for investment purposes.
On March 11, 2008, Din Global Corporation, a Delaware corporation (“Holdings”), ENP Acquisition, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Holdings (“ENP”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, ENP will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each share of Common Stock, other than shares held by Holdings, ENP and the Reporting Persons and other than those shares with respect to which appraisal rights are properly exercised, will be cancelled and converted into the right to receive $2.50 in cash, without interest.

Mr. Din presently holds the only issued and outstanding share of capital stock of Holdings. The Reporting Persons intend to contribute, immediately prior to the effective time of the Merger, their shares of the Issuer to Holdings in exchange for shares of common stock of Holdings.
In connection with the execution of the Merger Agreement, ENP executed a commitment letter dated March 11, 2009 (the “Commitment Letter”) with GE Commercial Distribution Finance Corporation (“GEDFC”), the Issuer’s current lender, pursuant to which GEDFC has agreed, subject to the terms and conditions in the letter, to provide up to $35 million in new financing and the refinancing of Issuer’s existing secured debt to be used to pay the aggregate consideration payable as a result of the Merger and for the Issuer’s general working capital purposes after the consummation of the Merger. The Reporting Persons, Holdings and ENP intend to pay the aggregate consideration payable as a result of the Merger through borrowings pursuant to the Commitment Letter and the Issuer’s available cash. The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is attached to this report as Exhibit 3 and which is incorporated herein by reference.
Following the consummation of the Merger, the Issuer’s Common Stock will be delisted from the Nasdaq Capital Market.
Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the board of directors of ENP immediately prior to the effective time of the Merger will become the board of directors of the Issuer, and the officers of the Issuer will continue as its officers. Also at the effective time of the Merger, the certificate of incorporation and bylaws of the Issuer will be amended and restated as provided in the Merger Agreement.
The foregoing description of the Merger Agreement and the Merger and the other transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this report as Exhibit 2 and which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a)	See Items 11 and 13 of the cover pages to this Schedule 13D.

(b)	See Items 7 through 10 of the cover pages to this Schedule 13D.

(c)	No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days.

(d)	None.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure under Item 4 above is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement dated March 18, 2008 by and among Attiazaz “Bob” Din, Naureen Din and Mediha M. Din.

2.	Agreement and Plan of Merger among Din Global Corp, ENP Acquisition, Inc. and En Pointe Technologies, Inc. dated as of March 11, 2009 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on March 17, 2009).

3.	Letter agreement dated March 11, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2009	/s/ Attiazaz “Bob” Din
Attiazaz “Bob” Din

Date: March 18, 2009	/s/ Naureen Din
Naureen Din

Date: March 18, 2009	/s/ Mediha M. Din
Mediha M. Din

Exhibit Index
1.	Joint Filing Agreement dated March 18, 2008 by and among Attiazaz “Bob” Din, Naureen Din and Mediha M. Din.

2.	Agreement and Plan of Merger among Din Global Corp, ENP Acquisition, Inc. and En Pointe Technologies, Inc. dated as of March 11, 2009 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on March 17, 2009).

3.	Letter agreement dated March 11, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.